Filed by Microchip Technology Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Atmel Corporation

Commission File No. 000-19032

Filing Date: March 2, 2016

Microchip Technology Incorporated

February 29, 2016

07:25 PM EST

Craig Hettenbach:	Great. Well, good afternoon, everyone. Thanks for being here to wrap up day one of the conference. Hopefully you’re having a great conference here so far and through the rest of the week. My name is Craig Hettenbach. I’m on the Semiconductor Team. I focus on the Analog and MCU segment at Morgan Stanley. I’m very pleased to have with us Microchip and a full stage up here with us today. So to my left CEO, Steve Sanghi; to Steve’s left, CFO, Eric Bjornholt and to Eric’s left is Nawaz Sharif, who focuses on finance in Europe, so welcome, guys.

Steve Sanghi:	Thank you.

Craig Hettenbach:	So I thought we’d kick off with just kind of the state of the macro. I mean that’s on everyone’s minds in terms of what we’re seeing from the demand perspective so what you’re seeing, anything color from a geographic perspective as well, particularly with China being in focus today.

Steve Sanghi:	So before I begin this chat I just want to remind everybody that we may be making some projections and other forward-looking statements so I refer you to our filings with the SEC and especially the proxy statement we filed regarding the Atmel acquisition. Please read it carefully because it may have some important risk factors.

So other than just macro, can I give a few minutes of overview?

Craig Hettenbach:	Sure, sure.

Steve Sanghi:	So before I turn it over to Craig for questions I wanted to cover three subjects very quickly. One is a question that he asked which is how’s the business? The second question I wanted to touch on is the controversy going on between the organic and the inorganic growth. I want to touch on that a little bit. And the third area is we have heard a lot of investor and analyst concerns regarding the leverage Microchip will have after the Atmel acquisition is completed so I want to quickly touch on those three subjects.

So starting from really how the business is, the business isn’t bad. It’s not really strong either but the business is a lot better than investors had feared and I think are still fearing.

We had modeled our thinking of how the business is into our March quarter guidance and we said and continues to be that China is weak. Europe is very strong seasonally and America is really at a moderate pace, continues to chug along. The customer behavior is normal. Our lead times are very short and the bookings and turns we’re getting, the activity is very consistent with the short lead times we have.

Now, going to the second question of organic versus inorganic growth, to be very transparent with the investors in the December quarter we broke out our last six years of organic versus inorganic growth and rather than helping it kind of created more controversy, kind of damned you do and damned you don’t. One certain analyst picked up on five-year growth rather than six-year growth so we’ve done a couple of things in the last few days. One, we have updated the analysis for the actual December quarter of Microchip as well as the competitors.

And secondly, we have also posted a five-year comparison rather than a six-year comparison on the investor relations site of our website so please you can refer together the graphs in there. And what the data shows even for the five-year growth is that Microchip’s total growth is higher than everybody, all the peers that we have selected in there and if you look at our organic growth there were two companies that were higher than Microchip’s organic growth. One was Silicon Labs and the other one was Analog Devices. Both had acquisitions. Silicon Labs had Energy Micro, Bluegiga and Telegesis, three acquisitions and Analog Devices had Hittite so they really should be compared to our total growth and they were below us. If you peel out the acquisition driven growth, then Microchip’s organic growth will again be higher than all of those companies on that chart so please take a look at it.

The point I wanted to make to investors regarding organic versus inorganic growth is that at any time the bottom 15% of our opportunities will never be as good as the top 50% of the acquired companies’ opportunities so when we acquire a company we move a significant amount of our resources, our energy and our investments into harvesting the best top 50% of the acquired companies’ opportunities and the result has been tremendous. In the process we give up a little bit of our organic growth to get a lot of inorganic growth on the top line and a huge amount of non-GAAP EPS accretion from harvesting those opportunities.

So for investors and analysts to come back and pick on a percent or two of inorganic growth versus organic growth it really wouldn’t be fair. If I was investing my money into a management team, giving my money to a management team, and have them choose where to make the investments, I would want them to do exactly what Microchip management is doing is to sacrifice the tiny bit of organic growth to harvest a very large amount of inorganic growth and non-GAAP EPS accretion, which we have driven.

And the third point I wanted to make, touch on, was really the question of leverage now after the Atmel acquisition. We talked about the leverage in our conference call. We learned afterwards that the investors were interested in net leverage rather than gross leverage. The net leverage charts are now posted on our website so please take a look at them. Our net leverage after we closed the acquisition with stock buyback, which we announced, is 4.03 right after we closed the acquisition and on our site we have posted leverage both with the acquisition, with the stock buyback and without the stock buyback and listening to investors’ concern in this uncertain economy about any company where the leverage is rising, we made a recommendation to our Board last week and the Board has approved it that Microchip hold off on any stock buyback.

So as of now we will not be immediately doing the stock buyback like we had announced before. Instead we will allow the cash build and use it to pay down the loan initially and then over time use it to cut down the debt as well as then eventually buy back some stock. So if investors and analysts wanting to analyze the numbers, please refer to the chart on the website that shows without stock buybacks.

So with that, the spring leverage after the deal closes is only 3.52 and then one year later it drops to 2.5 — 3.04.

Eric Bjornholt:	To about 3.0.

Steve Sanghi:	3.0 and another year later it drops to about 2.5 and after three years it drops to like 1.56 so those numbers are very, very reasonable and hopefully with that decision to not do a stock buyback we can put the leverage concern to rest.

So with that, back to you, Craig.

Craig Hettenbach:	Got it.

Steve Sanghi:	Sorry for taking so much time.

Craig Hettenbach:	No I appreciate it. Those are all three very important debates to the stock so it’s good to kind of hash that out up front. Maybe we can just kind of go back to M&A and I feel like Microchip got ahead of the industry somewhat. You’ve been very active over the last decade and here we are in semiconductors in the last 18 months there’s been a wave of activity so if you can just talk to the investment community in terms of what your approach is to M&A. You have on the one hand there’s cross selling opportunities. There’s broadening our product portfolios. On the other hand there’s opportunities that improve margins and you’ve been very successful at that with the acquired companies so if you can just give kind of your high level how you approach M&A and what that means, particularly going into the Atmel deal?

Steve Sanghi:	So the basic nomenclature we have put around our M&A strategy is so called elbow out, which means very often the micro controller is the center of our customers board but the micro controller is surrounded by all kinds of products around it, analog products and power management and sensors and drivers and LED drivers, display drivers, connectivity products, Wi-Fi, Bluetooth, USB, Ethernet. All of that stuff surrounds our micro controllers and the strategy we described many, many years ago was really one of elbow out so we want to — you know, if you find a product, a reasonable company that builds the product which will allow us to elbow out from micro controllers on to be able to sell more content to our customers, then that’s a good starting point and we’ll be interested.

But beyond that we have a very complex and proprietary set of filters and [metrics] how we analyze the acquisition for the value we are willing to pay, what sort of analysis we do in terms of accretion and multiples and all that and it has to really get all those checks. We would easily walk away from an otherwise very good acquisition that would fit the strategy of elbow out but either because we cannot buy it at a reasonable price or we see some other issues in it or our model does not check out or we don’t get sufficient confidence in our diligence so I don’t know if that answers your question.

Craig Hettenbach:	It does. I mean for Atmel specifically before the M&A wave it was name that we liked but it kind of struggled with execution and certainly struggled with the Street so just as you look at an asset like at Atmel, what are things that you think you can do better and really monetize it that Atmel wasn’t able to do on its own?

Steve Sanghi:	So in some (inaudible) we are in similar businesses, micro controllers, some memory products, some connectivity products like USB and wireless and Bluetooth and Wi-Fi and so called IoT backbone and yet our profit margins are over 3X. Those are for Atmel so they just filed their K for 2015. The revenue in the year was down about 17% and the numbers were terrible so, as we looked at it, we think it’s a company in distress but it’s a company where we understand the products. We understand how to either build those products better, sell those products better, strategize them better and together with Microchip’s assets we think it’s a company that we can turn the numbers that we have. We have guided the [three] too.

Craig Hettenbach:	Got it and as a way of background, can you provide maybe some anecdotes with prior deals, right? So most recently is Micrel. I think you took your accretion targets up a little bit. Prior to that SMSC, you guys did such a good job expanding margin so what is it about the procedures you put in place and how you integrate acquisitions that can give investors confidence that you could take Atmel’s numbers up from here?

Steve Sanghi:	So you could only take for example, the starting with Silicon Storage Technology, which we bought in April of 2010. I mean the company was breakeven and it clearly low gross margin. In fact, cumulatively in the history of the company they had not made money and we are producing corporate kind of gross margins and 30% operating profit, that plus from SST acquisition.

The second one was SMSC. SMSC was making 10% to 12% operating profit in the year before we purchased them. Actually their operating profit were 12% and the gross margin was in low 50s and today SMSC is making over 60% gross margin and over 30% operating profit.

Third example you can take is Supertex, which is one of the newer acquisitions we had done on April 1 one of 2014, so about close to two years ago. We closed their fab, (inaudible) of very, very under utilized fab. We closed it last year and we had said that after we closed their fab, six months later as the older inventory has sold out, their margins should look very good and their last quarter actual, December quarter, the gross margins were 70.5%. When we bought them the gross margins were 50% and operating profit was close to 30 last quarter so they’re the third example.

And the fourth example is the Micrel. When we bought Micrel their gross margins were 48 and their operating profit was in single-digits, 6%. We have tripled their operating profit into very high double-digits since then but the gross margin, that’s still in the 50 range. The reason is the fab isn’t closed yet and we’re planning to close the fab in August and then you’ve got to wait six months till the inventory is sold so sometime in the March quarter of 2017 we expect Micrel’s gross margin to be over 60% and operating profit to be in the 30% range.

So I think those are sufficient examples across a range of licensing and memory company that SST was to a networking and better control company that SMSC was to really analog company that Micrel was and analog company that Supertex was, so it doesn’t really seem to matter what kind of product they have as long as they’re synergistic with Microchip, it’s an elbow out strategy. If we did our job right in analyzing the company as we put the integration plan together, we’re able to achieve those results in good time.

Craig Hettenbach:	Got it, want to spend a minute just on the product side. Microchip and many of your peers as well talk about MC news it’s more about the peripherals as opposed to the core. That said, Atmel does bring a 32-bit ARM, a pretty big presence there so just what the implications are for that in terms of as you look for growth long-term?

Steve Sanghi:	Well, almost half an era has passed here because for the last 10 years I have spent the time fighting and taking questions from investors and analysts and defending it by saying it’s not about the core, it’s about the product world, right. You may remember that I have been the one thing. It’s not about the core. It’s not about the core when all the investors were saying where’s your ARM? You have MIPs; everybody is ARM and strange, I am now getting the question that it’s not about the core so at least we crossed that one, right? It’s not about the core. It has never been about the core. Customers don’t care about the core. It’s always about the complete solution.

When Microchip sells our 32-bit micro controller, we don’t sell it as a MIPS 32. You know, it’s a PIC32. PIC is our brand name. All of our products, 8-bit, 16-bit, 32-bit, they all sold under the PIC brand name so PIC32 is a very successful architecture and is doing very well in the marketplace. So is Atmel’s 32-bit architecture whatever they call it. They don’t call it ARM 32 either. There is a name, whatever the name, product name, is and it’s a successful architecture and they are doing a very good job at their own 32-bit. If the question from investors was if I found another company that was doing a MIPS’ based 32, would it be easier integration? Would it be higher synergy? Would it really then have a single architecture, MIPS based at Microchip? The answer to that is yes, you know, yes. But one such company wasn’t available.

Every other company we know has multiple architectures. TI has, Power PC also. Atmel has ARM32 and AVR32. Silicon Lab uses 8051 at the 8-bit level and then they have ARM at the 32-bit level. Every company has its multiple architectures. Microchip was able to for the last 25 years keep a team lab supported migration with an architecture and tool set that really has worked but — and there was an advantage but that doesn’t mean that if we buy another successful product line like an ARM32 from Atmel, then all of a sudden it becomes unsuccessful or it becomes a problem. In fact, we tried to buy that company in 2008 when 8-bit AVR was a different architecture than our own.

A number of other companies are operating with multiple architectures and considering the momentum and the really well established ecosystem, both on the Atmel side and Microchip side, I think this is something we can manage. So certainly we could have gotten more synergy if our architectures were not different but having different architecture doesn’t really mean it’s a strike.

Craig Hettenbach:	Okay I have some more questions to get through but I do want to give the audience members a chance to ask their questions so if you do have a question you can raise your hand.

Unidentified Audience Member:	Hey, Steve, what took you so long on Atmel? It was obviously out there for a while and then it felt like you guys came in at the last minute?

Steve Sanghi:	Have you read the proxy? So I think if you read the proxy it will answer all your questions.

Unidentified Audience Member:	(Inaudible - microphone inaccessible).

Steve Sanghi:	Okay.

Craig Hettenbach:	Save him a long night.

Steve Sanghi:	If you read the proxy you could throw away a sleazy novel and read the proxy instead. It is that interesting but Microchip has participated in the process back in August when the process was going through and at that time we made a $9 offer but obviously, as you know, Dialog’s offer at the time of the announcement was $10.42 and we didn’t think the company was worth that much. They chose Dialog. They announced the deal. As you know, [market] agreed with us. The company wasn’t worth that much and Dialog got — stock got sold off and then subsequently got further problems, both on the Atmel business side as well as the Dialog business side where the Dialog stock kept dropping and Atmel missed on all the numbers so we came back in December.

At that time when effective Dialog price had fallen below $9, I think it was $8.84 or something like that. Then we remade that offer at $9 and Atmel Board voted that our offer could reasonably be expected to lead to superior proposal so at that time we got more diligence. Prior to that we were not getting any diligence because they were in no shop. When we got more diligence, a lot of the bad news came out because they were just numbers on our grid and they had dramatically missed the numbers from the time we had looked at it in August, which eventually led to an $8.15 offer which was still better than Dialog’s but proxy is a lot more interesting.

Craig Hettenbach:	Any other questions? Okay I’ll come back then. One thing that I think tend to get overlooked through the focus on a core and market share gains and the MCU business and that’s your legacy is the analog business that you’ve built up through the years so could you give investors maybe just a little context in terms of sizing that business and what you’ve been able to do on the analog side?

Steve Sanghi:	So Microchip’s analog business is at about a $700 million run rate and sometimes gets ignored, sometimes gets another look from certain investors but with all the talk about microcontrollers and everything which is a much larger business, $700 million analog business is quite substantial and is larger than many, many other midlevel analog semiconductor companies that you know and our analog business is very profitable, doing very good, very high gross margins, very high operating margins. The business is built up of a combination of organic and inorganic growth. Organic growth has been superior for the last 20 years. We have grown dramatically in the analog business and we have also added a number of acquisitions.

We began in the analog business in 1998 or so when over the three or four year time frame we had built about a very small $10 million analog business. Then in 2001 we bought TelCom Semiconductor, which was about a $40 million company, so combined together we had a $50 million analog business in 2001 and from there it is now $700 million. In the process we have added about $50 million of Supertex. We are adding maybe I would say a couple hundred million or $200 million plus from SMSC and we have added about let’s say a couple hundred million dollars out of Micrel, so there have been about $400 million additions probably since then. The rest has been organic growth.

Craig Hettenbach:	Got it. Maybe last one, I’d be remiss if we got through a whole presentation without IoT. Certainly about buzz and hype around that, I think on some of your earnings calls you guys have context it is about 10%, 15% of the business. What’s the tipping point that you see for that, for those applications and from a design perspective when you see that market beginning to take off?

Steve Sanghi:	Okay let me have Eric answer that.

Eric Bjornholt:	Okay so probably about 15 months ago we quantified the IoT business as the only thing that was smart and connected and came up with about a $275 million business at that time growing at a CAGR of about 35% over the last three years, some organic, some inorganic. We feel like we have really all the building blocks in IoT. We’ve got the embedded products. We’ve got the connectivity products, whether it’s in Wi-Fi, Bluetooth, Ethernet, whatsoever, all those things. We’ve got security and the firmware, software stacks that a customer needs to be successful and then we connect people to cloud service providers like Amazon Web Services and others to help them get their application up on the cloud.

Do we think that IoT is going to be a 20% growth driver for the whole industry? We don’t but we think we are positioned as well as anybody to continue to be successful there and the customer attraction is quite good. We think we have everything we need and quite honestly bringing Atmel into the fold with us they’ve had a lot of emphasis on the IoT market too and I think the combined companies together are even that much stronger.

Craig Hettenbach:	Got it. Okay well I think we’re out on time so with that, we really appreciate your time and going through the story.

Steve Sanghi:	Thank you.

Eric Bjornholt:	Thank you very much.